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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period commencing November 22, 2002 through November 29, 2002

KONINKLIJKE KPN N.V.

Maanplein 5
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

  —
  Agreement E-Plus and MobilCom on cancellation Roaming Agreement, dated November 22, 2002.
  —
  KPN pleased with the decision by Administrative Court of Rotterdam, dated November 29, 2002.

Press release

Agreement E-Plus and MobilCom on cancellation Roaming Agreement	Date 22 November 2002 Number 079pe

E-Plus Mobilfunk GmbH&Co. KG and MobilCom GmbH have signed an agreement today regarding the cancellation of their national roaming contract. Herewith all the obligations from the contract have been relinquished.

It has been agreed upon that in return for the cancellation, MobilCom will pay EUR 210 million in cash to E-Plus. The cash will be received in five installments: EUR 20 million in December 2002, EUR 110 million in January 2003 and a further EUR 80 million spread evenly over the years 2004 until 2006, payable January of each year.

The payments are guaranteed by France Telecom. This agreement is conditional upon the approval of the restructuring plan for MobilCom at its general shareholders meeting scheduled for January 30th, 2003, and a settlement agreement between Mobilcom AG, France Telecom and several other companies to be entered into November 30th 2002 at the latest.

Under the national roaming contract MobilCom customers were given the opportunity until the end of 2012 to use wireless voice and data services on the E-Plus GSM/GPRS network outside the network coverage of MobilCom.

Press release

KPN pleased with decision by Administrative Court of Rotterdam	Date 29 November 2002 Number 080pe

        KPN is pleased with the decision by the Administrative Court at Rotterdam regarding the request by KPN Mobile to suspend OPTA's decision on mobile interconnection charges. The court has complied with the request. As a result, mobile operators will not have to lower their mobile interconnection charges from 1 December 2002, as OPTA had originally demanded. Mobile interconnection charges are the tariffs a mobile operator charges to other network operators for terminating telephone traffic.

        For KPN the decision means that the decline in revenues and EBITDA as calculated at the presentation of the third-quarter results, has been averted for the time being.

        The proceedings on the merits before the Court of Rotterdam relating to the first decision by OPTA (on KPN Mobile and O2) are relevant in this context. The hearing is planned for February 2003. It is not known when the Court will give a final decision. KPN Mobile is opposing the current inequality in the tariffs of the various mobile operators. OPTA makes a distinction between GSM-900 operators (KPN Mobile and Vodafone) and DCS-1800 operators (O2, Dutchtone and Ben).

        OPTA has drawn up a three-phase plan for lowering the tariffs. If OPTA's decisions are upheld in the proceedings, the effects will be felt throughout the mobile industry.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 November 2002
KONINKLIJKE KPN N.V.
	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

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SIGNATURES